FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

News Release dated July 31, 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 24, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources’ Kenville Gold Mine Property Drill Program Extended Due to Recent Findings on New Multiple Gold Vein System.

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), July 31, 2008, 5:00am PST – Anglo Swiss Resources Inc. ("Anglo Swiss") is pleased to report on the current activities and advancements on its Kenville Gold Mine property.

The Kenville property is currently undergoing extensive exploration and development to meet the Company’s objectives for fiscal 2008. The Company is currently exploring the property consisting of the 10,000 meter (32,800’) diamond drill program (expanded to up to 20,000 meters) and the Insight Geophysical program consisting of approximately 18 line km of gradient I.P. surveying (~8 km to the north and ~10 km to the east) with 5 Insight Sections.

The Company has also commenced operations of its quarry operations through its wholly owned subsidiary “Kenville Sand & Gravel Inc.” and is completing the rehabilitation of the Mill and Plant for gold and other metals recovery this summer. Further updates on the Quarry production and the Mill and Plant operations will be released in the near future.

The Kenville diamond drilling program has been in progress since the first week of May, 2008. The majority of the drill program, to date has been carried out on the west side of Eagle Creek, testing both gold-bearing quartz vein and disseminated or porphyry-style copper targets.

To date a total of 8530 meters (27,985’) of diamond drilling has been carried out in 28 drill holes, throughout the western side of the property. The drilling has been carried out to test the extent and nature of mineralized quartz veins that appear to be similar in type and mineral grades as that found in the existing Kenville Gold Mine vein system. Due to these excellent findings on the new gold vein structures, Anglo Swiss has decided to extend the drilling program to a potential 10,000 meters to prove up the strike and depth extensions of the vein system.

The current drill program on the west side of Eagle Creek has established the presence of four main veins of widths up to one meter. The veins are generally parallel to one another, trending northwesterly and dipping on average 45 degrees to the northeast. Mineralized veins are consistently present through approximately 400 meters (1,312’) of strike, between Line 2450N to 2850N. The vein system appears to continue or is open to the north. The mineralized quartz veins found on the west side of Eagle Creek have been intersected at depths of at least 100 meters below the lowermost (257) level of the adjoining Kenville Mine which was responsible for over 2 metric tonnes of gold production.

The drill program has now been expanded to the west side of the property to test the Kenville Gold Mine veins at depth below the known mine workings. This drilling is currently in progress and will consist of at least 10 drill holes, totaling four to five thousand meters of drilling with expansion to 10,000 meters.

The presence of locally significant concentrations of copper mineralization has also been seen in many of the drill holes. Copper values are generally found in sporadic zones of foliated diorites as disseminations or fracture fill concentrations of chalcopyrite +/- trace bornite often associated with increased carbonate and magnetite concentrations.

A structurally controlled mineral zone of approximately 5 to 10 meters (16.4’ to 32.8’) width is seen to occur consistently through approximately 750 meters (2,460’) of strike length throughout the western side of the property. The zone consists of strong fracturing with associated quartz-carbonate veinlets carrying locally strong concentrations of chalcopyrite with minor associated molybdenite. This mineral zone was clearly evident in Teck drill hole TK95-03 (1.03% Cu /8.7m) as well as in current drill hole AK08-05, which contained strong chalcopyrite mineralization across 6 meters (19.6’). Similar style mineralization was also seen in drill holes AK08-26, AK08-27 and AK08-28, drilled at the southern end of the property. This structurally controlled copper zone is believed to account for the consistent copper-molybdenum-silver soil anomaly extending through approximately 800 meters of strike length throughout the western portion of the Kenville property.

Assay values for the current drill program will be released by Anglo Swiss in their entirety following interpretation with results of the concurrent geophysical (IP) exploration work presently being carried out over the property area. The technical contents of this release have been approved by Greg Thomson, P. Geo., a Qualified Person as defined in NI 43-101.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

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